UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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05068942



FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Campbell Soup Company
Exact name of registrant as specified in charter

0000016732
Registrant CIK Number

Notice of Annual Shareowners Meeting to be held November 18, 2005 and 2005 Proxy Statement
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

1-3822
SEC file number, if available

N/A
Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Camden, State of New Jersey, 2005.

Campbell Soup Company
(Registrant)

By: [signature]
(Name and Title)
John J. Furey, Vice President and Corporate Secretary

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20 ____, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RETURN TO SHAREOWNERS* PERFORMANCE GRAPH

The following graph compares the cumulative total shareowner return (TSR) on the Company's stock with the cumulative total return of the Standard & Poor's Packaged Foods Index (the "S&P Packaged Foods Group") and the Standard & Poor's 500 Stock Index (the "S&P 500"). The graph assumes that $100 was invested on July 31, 2000, in each of Campbell stock, the S&P Packaged Foods Group and the S&P 500, and that all dividends were reinvested.

RETURN TO SHAREOWNERS*


180
160
140
120
100
80
60
40
20
0
2000
2001
2002
2003
2004
2005
(7/29/05)
$170
$132
$94
CAMPBELL
S&P 500
S&P PACKAGED FOODS

* Stock Appreciation Plus Dividend Reinvestment
Campbell closing price was $30.85 on July 29, 2005

	2000	2001	2002	2003	2004	2005
CAMPBELL	100	105	90	98	107	132
S&P 500 INDEX	100	86	66	73	82	94
S&P PACKAGED FOOD INDEX	100	125	131	135	157	170